Mail Stop 4561

      January 25, 2007

Jeffrey H. Lynford
Wellsford Real Properties, Inc.
535 Madison Avenue, 26th Floor
New York, New York  10022

	Re:	Wellsford Real Properties, Inc.
		Registration Statement on Form S-4
      Filed December 28, 2006
		Registration No. 333-139705

Dear Mr. Lynford:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please provide us with copies of these materials and indicate the date they were first used. Please provide us with forms of the proxy cards.

2. Please provide us with any pictures, graphics or artwork that will be used in the prospectus.


Prospectus Cover Page

3. Please confirm that your cover page will not exceed one page. In this connection, please consider omitting the description of the mechanics of the merger as presented in the first paragraph and instead focus on the consequences to shareholders. For example, please disclose that following the merger the combined company business will primarily be the business of Reis because Wellsford will dispose of its remaining real estate assets but that Wellsford stockholders will not receive the cash in the form of liquidating distributions as had been contemplated under the plan of liquidation.

4. In addition to disclosing the aggregate merger consideration, please disclose the per share merger consideration.

5. Please disclose the consequences to shareholders of a fixed exchange ratio, the consequences to Reis` shareholders from the fact that Reis is not public, and the percentage of stock of the combined company that the each of Reis and Wellsford shareholders will own.

Questions and Answers About the Merger, page 1

Q: Have any Reis stockholders agreed to vote their shares..., page
2

6. Please revise to clarify that you only need approximately 20% of the votes of the Reis Series C preferred stock and 16% of the Series
D preferred stock to approve the merger.

Summary, page 5

7. Please include summary risk factors.

8. The discussion of the reasons why the boards recommend the transaction should be presented in a balanced format to present the boards` concerns with the transaction. Please include a discussion of the negative factors regarding the merger considered by the respective boards.

9. We note that you have included cross references from virtually every subsection. Please revise per plain English to limit your summary cross-references.

Wellsford`s Reason For the Merger, page 8

10. We note your reference in the final bullet to the "growth in Reis`s value since the execution of the merger agreement. Please disclose the basis for this statement and provide us any supporting materials.

Interests of Wellsford and Reis Directors..., page 11

11. Please disclose the ownership percentages of Messrs. Lowenthal and Lynford.

12. Please disclose the dollar amount to be paid in connection with the termination of Reis options.

Termination of the Merger, page 13

13. Please revise to quantify the maximum reimbursement amount, the termination fee and the Reis Bank Loan expenses that Wellsford will pay if shareholder approval is not obtained.

Voting, page 14

14. Please quantify the percentage of shares covered by the Reis voting agreement.

Risk Factors, page 23

The merger represents a significant..., page 23

15. Please move the last paragraph to a separate risk factor.

The number of shares of Wellsford common stock..., page 24

16. Please revise the header to clarify that the risk is that the share price will decline to below $8.16 from the time of election to the time the merger is consummated.

17. Please include disclosure that the risk of the stock price falling below $8.16 is increased to the extent the investor elects to receive 100% of the consideration in stock.

A portion of the merger consideration..., page 24

18. Please disclose that investors with shares subject to escrow will bear the risk that during the time the shares are escrowed the stock price will drop below $8.16.

Failure to consummate..., page 25

19. Please disclose the closing share price on the date preceding announcement of the merger and a recent share price.

If Wellsford stockholders..., page 25

20. Please provide additional disclosure regarding the amount of such expenses.

The combined company`s ability..., page 27

21. We note that as a result of the merger the company will be changing its business. Please advise us why you believe you may satisfy the "continuity of business enterprise" requirement.

The success of the combined company depends..., page 29

22. We note your reference to Jeffrey Lynford`s employment agreement.
Please advise us whether the diminution in duties or other consequences of the merger will result in a breach or constructive termination under the agreement. If so, please disclose this in the risk factor.

Increases in interest rates..., page 31

23. Please disclose the impact of a 1% increase in interest rates.

Wellsford is subject to environmental laws..., page 33

24. Please disclose the estimated cost of the East Lyme remediation.

Background of the Merger, page 39

25. The disclosure reflects that on May 2006, Wellsford approached Reis regarding a potential strategic transaction. Please confirm to us that there were no substantive discussions regarding such a transaction prior to May 2006. Otherwise, please provide a brief description of these discussions. We note, for example, that in your definitive proxy statement filed October 11, 2005 relating to the liquidation plan, an acquisition of Reis appears to be the only non-liquidation activity permitted.

26. Please disclose the dollar amounts of the cash bids received by
Reis in the spring of 2006.

27. In the first paragraph on page 40, please provide additional disclosure regarding the "Veronis initiative" and the reasons why the board focused on the Wellsford proposal instead.

28. In the first paragraph on page 40 and in the fourth paragraph on page 41, please provide additional disclosure regarding the ramifications of terminating the liquidation plan considered by the board.

29. In the seventh paragraph on page 43, please provide additional disclosure regarding the "resolution of certain open items discussed at the September 25, 2006 special meeting."

Wellsford Board of Directors` Recommendation and Reason for the
Merger..., page 45

30. Please clarify the disclosure in the seventh bullet point on page
45. In particular, please clarify how your investment was "transformed" into a 100% ownership interest for only $9,600,000 in cash.

31. Please revise to disclose whether the board considered the fact that shareholders would no longer be receiving distributions as had been contemplated by the Plan.

32. Please revise to disclose whether the board considered the fact that the consideration may be greater than fair market value since Reis is not public.

Reis Board of Directors` Recommendation and Reasons for the
Merger,
page 46

33. Please revise to disclose whether the board considered the fact that the consideration to be received by Reis stockholders will be based upon a fixed exchange ratio.

34. Please revise to discuss each factor to which you refer in the last bullet point on page 48 rather than including a cross-reference to the Risk Factor section.

Opinions of Financial Advisors, pages 49 and 56
35. Please provide us with copies of any materials prepared by the financial advisors in connection with their fairness opinions, including, among other things, any "board books," drafts of fairness opinions provided to the boards of directors, and any summaries of presentations made to the boards of directors. We may have further comment on your disclosure once we have had the opportunity to review those materials.
36. To the extent certain financial information, including financial projections, were exchanged among the parties and/or provided to the financial advisor, please provide the staff with copies of all non public information received by the companies, their affiliates and representatives that led to the execution of the merger agreement. If you conclude that the non public information is not material and therefore need not be disclosed, please provide the basis for that conclusion.

Opinion of Houlihan Lokey..., page 56

37. Please disclose that Houlihan has consented to use of the opinion in the registration statement.

38. We note the limitation on reliance by shareholders in the fairness opinion provided by Houlihan and the disclosure regarding such limitation in the first paragraph on page 59. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for
Houlihan`s belief that shareholders cannot rely upon the opinion to support any claims against Houlihan arising under applicable state law (e.g., the inclusion of an express disclaimer in Houlihan`s engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense.
In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Houlihan would have no effect on the rights and responsibilities of either Houlihan or the board of directors under the federal securities laws.

Interests of Wellsford..., page 67

39. Please disclose the amount of the loans made to Messrs.
Lynford
and Garfield. Please disclose whether the value of the shares for purposes of repayment of the loans will be $8.16 per share or the value on the date the shares are delivered.

Wellsford Directors and Executive Officers After the Merger, page
68

40. We note your statement that all of Wellsford`s executive officers will continue to be executive officers after the merger. However, it appears that your Chief Executive Officer and President, Jeffrey Lynford, will step down from those positions and will only remain as a board member. Please advise.

Material U.S. Federal Income Tax Consequences, page 76

41. In the carryover paragraph on the top of page 77, please revise the disclosure to clarify that the representation letters regard factual matters.

Executive Compensation, page 116

42. Please provide updated executive compensation disclosure for fiscal year 2006. Please note that Item 402 of Regulation S-K has been revised for periods ending on or after December 15, 2006. Refer to Securities Act Release No. 33-8732 (published August 29, 2006).

Certain Relationships and Related Transactions, page 123

43. Please update this section to address recent changes to Item
404
of Regulation S-K, including Item 404(b) and (c).

44. Please advise us why you have not included disclosure regarding the Beekman transaction discussed on page 147.

Proposal No. 2, page 128

45. Rather than rely on a cross-reference, please disclose the comparable consideration to be received by stockholders of each series of Reis preferred stock in the merger.

46. Please disclose that as a result of proposal two, preferred holders will not have priority over the common holders with respect to payment of the merger consideration.

Unaudited Pro Forma Combined Balance Sheet, page 183
47. Please clarify in Note C whether or not the historical cost of real estate assets under development has been adjusted for depreciation during the period in which they were accounted for on a liquidation basis, as well as the basis for your accounting treatment.
48. Please clarify in Note Q why you have reduced the combined entity`s other long term liabilities by $441,653.
49. We note that a value of $4 million has been assigned to Reis` database in your purchase price allocation, but the database is carried at $5.4 million on the pro forma balance sheet. Please revise the balance sheet or purchase price allocation as necessary.
50. Please expand footnote Q to disclose why the deferred tax assets were reduced to zero.

Wellsford Real Properties, Inc. and Subsidiaries Consolidated Statements of Operations, page WF-6
51. We note that you have recorded interest earned as revenue on your consolidated statements of operations. It does not appear that the majority of this interest would meet the definition of revenue pursuant to paragraph 78 of CON 6. Please revise to present interest income below operating expenses. Refer to Rule 5-03 of Regulation S-
X.
52. Please revise to reflect the correct subtotals for Income
(loss)
before accrued distributions and amortization of costs on Convertible
Trust Preferred Securities and discontinued operations for the three months and nine months ended September 30, 2005.

Wellsford Real Properties, Inc. and Subsidiaries Consolidated
Statements of Cash Flows, page WF-8
53. Please advise us why the sale of restricted cash, other assets and accrued expenses and other liabilities have been characterized as non-cash investing and financing activities.

Wellsford Real Properties, Inc. and Subsidiaries Notes to
Consolidated Financial Statements, page WF-11

Note 2. Summary of Significant Accounting Policies, page WF-13

54. We note that you purchased LIBOR caps for the Gold Peak and East
Lyme Construction Loans. Please advise us how you have accounted for the interest rate cap and revise to include the disclosures required by paragraphs 44 - 45 of SFAS 133 and Rule 4-08(n) of Regulation S-X.

Net Assets in Liquidation, page WF-14

55. Please advise us how you determined to use an annualized discount rate of 17.5 - 26% when estimating the net realizable value of your investments in real estate under development.

Revenue Recognition, page WF-19

56. Please elaborate upon your revenue recognition policy as it relates to the sale of real estate assets. Specifically tell us what method you use to account for the sales and how you determine the adequacy of a buyer`s initial and continuing investment to determine the timing of revenue recognition. Refer to SFAS 66 and EITF 06-08.
Please revise your disclosure on page 150 as well.

Note 6. Income Taxes, page WF-24

57. We note from your risk factor on page 27 that an ownership change not satisfying the "continuity of business enterprise" requirement would preclude you from using any net operating loss from a pre-change period to offset taxable income in post-change years. Please explain this restriction in Note 6 and quantify the amount by which you estimate usable net operating losses will be limited.

Note 11. Segment Information, page WF-34

Palomino Park, page WF-46

58. Please confirm to us and disclose in the note whether any revenue has been recognized for the Gold Peak units under contract. Cite relevant accounting literature.

Other Developments, page WF-48

East Lyme, page WF-48

59. Please disclose the estimated remediation costs for the East
Lyme
Land, as well as the amount by which the carrying value of the land was adjusted for this liability. Please also disclose whether the remediation costs were measured on a discounted basis. The disclosures on pages 141 and 159 should be revised as well. Refer to paragraphs 152 - 159 of SOP 96-1.

REIS, Inc. Financial Statements, page RF-1

60. Please update the financial statements of Reis, Inc. in accordance with Rule 3-12 of Regulation S-X.

Independent Auditors` Report, page RF-2

61. It appears that the second paragraph of the audit report has been amended to include some of the suggested language from AU Section 9508.18. The suggested modification from AU 9508.18 also includes the following language "The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting." Either revise to include this additional sentence or have your auditors tell us why they believe revision is not necessary. We may have further comment upon review of the response.

REIS, Inc. Notes to Financial Statements, page RF-7

Note (6) Stock Options, page RF-12

62. It does not appear that any compensation expense was recognized for the intrinsic value of the 408,210 options issued on July 25, 2003. Please advise us of your basis of accounting for these options, citing relevant accounting literature.

Part II.

Item 21.  Exhibits.

63. Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

64. Please advise us as to why the Bank of Montreal loan will not be filed as an exhibit.

Item 22.  Undertakings.

65. Please include the undertakings required by Item 512(a)(5) and 512(a)(6).

Exhibit 23.3

66. We note that the consent provided by Marks Panth & Shron LLP references a report dated December 28, 2006, but the report included in the registration statement is dated December 21, 2006. Please have your auditor revise and update their consent in your next amendment.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristina Beshears, Staff Accountant at 202-
551-
3429 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief

cc:	Stephen Wiseman, Esq. (via facsimile)
Jeffrey H. Lynford
Wellsford Real Properties, Inc.
January 25, 2007
Page 1